

OFFERING MEMORANDUM DATED NOVEMBER 30, 2021

SOBERBUDDY

VIRTUAL DRUG AND ALCOHOL SOBRIETY COACH

Soberbuddy Corporation
4041 MacArthur Blvd., Suite 400
Newport Beach, CA 92660
yoursoberbuddy.com

Up to $5,000,000 of Class B Common Stock

Minimum Investment Amount: $500

Soberbuddy Corporation, a Delaware corporation ("Soberbuddy" "the company," "we," or "us"), is offering up to $5,000,000 worth of Class B Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by November 30, 2022. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by November 30, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject

to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

SoberBuddy Corporation is a Delaware corporation incorporated on September 22, 2021. On October 11, 2021, the company merged with SoberBuddy LLC, a California limited liability company organized on October 30, 2019, with SoberBuddy Corporation as the surviving entity.

On March 9, 2020, through an asset acquisition the company acquired all assets of YouCoached LLC, a related entity formed on March 3, 2016, including $8,923 in inventory (included Soberbuddy merchandise) and $207,331 in capitalized software development costs related to our current app and website. See, "Liquidity and Capital Resources" below for more details.

The company has developed the SoberBuddy app, an app designed to assist individuals recovering from drug addiction, alcohol addiction, or both. The app helps individuals in recovery by utilizing research-backed cognitive behavioral therapy, thought stopping techniques, motivational interviewing and the personal experiences of our in-house clinical experts to create a well rounded and effective approach to recovery.

Throughout a user's journey to sobriety, the SoberBuddy app issues challenges that help keep the user motivated and focused on their goals and progress. The app also tracks the length of a user's sobriety and provides tips and motivation. In the event a user relapses, the app provides new challenges to help a user identify thoughts and feelings that led to the relapse in an effort to prevent them in the future.

There are an estimated 25,000,000 people suffering from substance use disorder in the countries of the United States, Australia and Canada and the city of London, the markets in which we currently operate. As of November 1, 2021, the company has over 25,000 SoberBuddy mail subscribers, 19,000 app downloads, and approximately 20,000 social media followers. Our subscribers pay a fee to access the app and all its features. Currently, there are three different pricing models for our users to choose from: $9.99 per month, $69 per year and $99 for a lifetime subscription.

We compete with live therapist apps, such as Reframe and Sober Grid, automated CBT apps, social & tracking apps and institutional players, such as reSET. In addition, the company competes with a number of other approaches, including models that are less technology-based, and with businesses and non-profits providing traditional support, including Alcoholics Anonymous.

Employees

The company currently has 1 full-time employee and no   part-time employees.

Intellectual Property

The company holds the following registered trademarks from the United States Patent and Trademark Office:

MARK	REGISTRATION NO.
SOBERBUDDY	6420902
SOBERBUDDY MAIL	6183489

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company's main office address is a shared office space provided by WeWork. The lease with WeWork commenced on May 1, 2021 with an 11-month commitment.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

The company is a development-stage company. The company was formed as an LLC in 2019 and converted to a Delaware Corporation in 2021 and first received revenues in 2020. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. SoberBuddy's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. SoberBuddy will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Class B Common Stock in the amount of up to $5,000,000 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company depends on one primary product.
The company's primary product is the SoberBuddy app. The company's survival in the near term depends upon being able to sell subscriptions to the SoberBuddy app to sufficient customers to make a profit. The company's

current customer base is still small and the company will only succeed if it can attract more customers for its primary product.

We need market adaptation of our mobile application.
In order for the company to be successful, we will need to attract a significant number of customers who are willing to not only use our mobile application, but also pay for the services we offer. There may not be enough paying users of our mobile application to generate the revenues we need to become profitable.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel, specifically, Tara Schiller who is currently our CEO, our CFO and sole employee, who, with her husband filed for bankruptcy in 2019, see "Directors, Executive Officers and Employees" below. Should anything happen to her or should she not be able to fulfill her duties, our company will likely be detrimentally affected. Ms. Schiller will need to grow the team in the future including adding individuals whose skill sets complement hers. Due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Competitors may be able to call on more resources than the company.
While the company believes that the SoberBuddy is unique, it is not the only way to address the issues of creating a support system for sobriety, and the company has to compete with a number of other approaches, including models that are less technology-based, and with businesses and non-profits providing traditional support, including Alcoholics Anonymous. Additionally, competitors may replicate SoberBuddy's business ideas and produce directly competing products. These competitors may be better capitalized than SoberBuddy, which would give them a significant advantage.

The company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors or the users of our mobile application. Further, any significant disruption in service or in its computer systems could reduce the attractiveness of the application and result in a loss of investors and users interested in using our application. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on our application could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our user's data could impose liability upon the company
If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include increased cybersecurity and other insurance premiums.

Risks Related to the Securities

Our founders have control over all stockholder decisions because they control a majority of our voting stock. As a result of the Class A Common Stock that they hold, our founders will be able to exercise voting rights with respect to an aggregate of 14,680,500 shares of Class A Common Stock, which will represent approximately 58.722% of the voting power of our outstanding capital stock immediately following this offering. The Class B Common Stock issued in this offering will not dilute our co-founders' voting control because the Class B Common Stock has no voting rights. As a result, the founders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess. The company has set the price of its Class B Common Stock at $1.00 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.
 The subscription agreement contains a drag-along provision and if enforceable investors in our Class B Common Stock will be subject that provision related to the sale of the company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, holders of our Class B Common Stock will be required to sell their shares or otherwise participate in the transaction even if they don't want to sell their shares at that price or participate in that transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Holders of our Class B Common Stock have no voting rights.
The Class B Common Stock does not include the right to vote on any matters put to shareholder vote except as may otherwise be required by applicable law. This includes matters such as election of directors or certain changes to our governing documents. Holders of our Class B Common Stock would have the right to vote on any changes to the rights of the Class B Common Stock itself.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Forum Selection Provision
The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. For instance,   COVID-19 previously impacted the rate of approvals within app store ecosystems as a result of staffing shortages. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could

adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Tara Schiller	CEO, President, Secretary, CFO	September 2021 – Present	40
Directors:			
Tara Schiller	Director	September 2021 – Present	n/a
Paul Brethen	Director	September 2021 – Present	n/a

Tara Schiller, CEO, President, Secretary, CFO, Director
Since 2019, Tara Schiller has been the creator, curator, and visionary behind SoberBuddy. As the CEO, her ability to synthesize data and emotional need into an intuitive product current with trends has helped Tara to create the voice, message, and products that set SoberBuddy apart in the marketplace. With a history as a Life Coach, Writer, and Sales Manager in the design industry, Tara's experience has helped her hone in on successful marketing tactics, team management, and communicating how to build interpersonal skills that improve a person's quality of life. From 2016 – 2019, Tara worked as the CEO of YouCoached, LLC, an entity owned by the founders of the company. Ms. Schiller and her husband filed for bankruptcy in 2019. The bankruptcy has since been discharged.

Paul Brethen, Director
Since 2016, Paul Brethen, M.A., MFT has been the clinical advisor and addiction expert at SoberBuddy. Paul draws on over 20 years of experience treating individuals and their families suffering from drug and alcohol addiction. Working as a clinical director for over 15 of those years, Paul helped to develop the internationally recognized Matrix Institute treatment model, while gaining valuable people and business management skills. He then worked as an international trainer and speaker on behalf of the Matrix Institute of Addiction program before joining SoberBuddy. From 2016 – 2019, Paul worked as the clinical advisor and addiction of YouCoached, LLC, an entity owned by the founders of the company. Mr. Brethen is Ms. Schiller's father.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of November 1, 2021:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Tara Schiller	11,987,500	47.95%
Oscar Medina	5,500,000	22.00%

The following table describes our capital structure as of November 1, 2021:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Class A Common Stock	30,000,000	25,000,000	0	5,000,000
Class B Common Stock	10,000,000	0	0	10,000,000

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering for a $5,000,000 Raise
Offering Costs	$25,000.00	$1,500,000.00
General and Administrative	$0.00	$1,050,000.00
Hiring and Staffing	$0.00	$1,050,000.00
Marketing and Customer Development	$0.00	$1,400,000.00

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Gelman, LLP. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

SoberBuddy is a drug and alcohol recovery support desktop and mobile application that provides motivation, tips and resources to aid in an individual's recovery. This roadmap for recovery is a step by step tool that includes daily mood and sobriety check-ins, as well as bite-size challenges that teach key recovery skills. Soberbuddy make money by selling subscriptions to its app and branded merchandise on its website. Net revenues consist of all sales, less discounts and returns. Soberbuddy began receiving revenues in July 2020.

Operating results

The company's net revenues for the year ended December 31, 2020, were $6,491 compared to $0 in net revenues for the year ended December 31, 2019. The company's revenues were primarily derived from the sale of subscriptions to our mobile phone application which it began recording in June 2020   .

Cost of goods primarily consists of software and technology development costs and content creation costs. Cost of goods sold in 2020 was $50,673, compared to $0 in fiscal year, due to the commencement of sales. Gross loss (revenues less the cost of producing those revenues) in 2020 was $43,926.

The company's operating expenses consist of selling and general and administrative expenses. Operating expenses in 2020 amounted to $153,893, compared to $0 in 2019. This increase is due to the company commencing operations in 2020.

As a result of the foregoing factors, the company's net loss from operations was $197,819 in 2020.

Other expenses primarily consist of marketing expenses related to influencer marketing campaigns. Other expenses amounted to $10,244 in 2020, compared to $0 in 2019.

As a result of the foregoing factors, the company's net loss for 2020 was $208,863.

Since the end of the period covered by the financial statements, our revenues have increased due to our growing customer base. Our expenses decreased because we previously completed the first version of our mobile application and development costs represent the single largest expense we have incurred to date. Despite this decrease and the increase to our revenues, our expenses remain higher than our revenues.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- Immediately after the fundraising campaign ends we will launch a paid ads marketing campaign to increase our B2C exposure and adoption with the goal of achieving a 100,000 person subscriber base within 18 months.

- Within 30 days of raising capital, we will launch the development of the V3 version of the SoberBuddy App designed to increase engagement and sobriety outcomes. V3 will take approximately 6 months to build and populate with new content. And if our models are correct it should decrease customer churn rate and increase customer lifetime value.

- Within 6 months of campaign end, we will have a new library of content including audio, video, written, and graphic to increase the experience within the app and populate the new app model for increased outcomes.

- Within 9 months of the campaign we will have V3 launched and will test out a new tiered pricing structure for new users with the goal of increasing lifetime value of each customer.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

On March 9, 2020, through an asset acquisition the company acquired all assets of YouCoached LLC, a related entity formed on March 3, 2016. In exchange for membership units, SoberBuddy LLC received assets valued at approximately $216K, assumed approximately $100K in outstanding debt.

The company has recorded losses from the time of inception in the total amount of $208,863.

The company was initially capitalized by loans from related parties in the aggregate amount of $437,000. Combined with interest accrued, the amount of notes outstanding as of December 31, 2020 was $447,244. The company had cash on hand in the amount of $7,325 at December 31, 2020.

Subsequent to the year ended December 31, 2020, the company leased an office from an unrelated entity, WeWork. The lease requires monthly lease payments of approximately $700 and contains an escalation clause, as well as early termination penalties.

The company had approximately $38,207 cash on hand as of November 1, 2021. Currently, we estimate our burn rate (net cash out) to be on average $15,000 per month.

Indebtedness

As of December 31, 2021, the company has outstanding promissory notes to related parties in an aggregate amount of $447,244. Annual interest on most of these notes is either 4.8% or 6%. One note has no stated interest rate. Details on those notes are describe below in "Related Party Transactions."

In addition, as of December 31, 2020 the company had $1,429 dollars in accounts payable outstanding and $800 in accrued state income liabilities.

Trends

The need for recovery resources has increased dramatically since the COVID-19 pandemic. The biggest spike in consumption occurred among mothers with young children under 5 (323%), Black women (173%), Black men (173%) and Hispanic women (148%).

Recent reports show that alcohol consumption increased 39% from February 2020 to November. Excessive drinking known as "binging" increased 30% during the same period. Since January 1, 2021, SoberBuddy app downloads have increased by 238% (5,681 downloads as of January 25, 2021 vs. 19,218 downloads as of November 2, 2021), subscriptions have increased by 222% (from 1,635 as of January 25, 2021 vs. 5,268 as of November 2, 2021), MRR (monthly recuring revenue) has increased 210% ($1,037 MRR as of January 25, 2021 vs. $3,221.50 as of November 2, 2021), and direct social media following has increased by 39% (14,012 as January 25, 2021 vs. 19,545 as of November 2, 2021).

RELATED PARTY TRANSACTIONS

Tara Schiller, our President, CEO, CFO and Secretary and a member of our board of directors, receives annual compensation of $72,000. Paul Brethen, a member of our board of directors, receives annual compensation of $18,000.

The company was initially capitalized by loans from related parties in the aggregate amount of $437,000. The following table identifies the date of the loan, the related party noteholder, the amount of such note, the interest rate associated with the loan, and the maturity date:

Date of Loan	Name of Related Party	Amount of Note	Interest Rate	Maturity Date
January 1, 2020	Oscar Medina	$212,000	6%	None
January 1, 2021	Oscar Medina	$36,000	6%	None

April 10, 2020	Daniel Schiller~	$25,000	4.8%	None
March 5, 2020	Daniel Schiller	$25,000	4.8%	None
January 1, 2020	Evolution Tile	$100,000	4.8%	None
March 5, 2020	Tara Schiller	$25,000	4.8%	None
April 10, 2020	Tara Schiller	$75,000	4.8%	None
December 2, 2019	Daniel Schiller	$25,000	4.8%	None
June 24, 2016*	Tara Schiller	$36,168	None Stated	None

*This note was issued by YouCoached, LLC, a company owned by the founders of the company. Upon dissolution of YouCoached, LLC and the formation of the company, the company assumed the obligations of payment under such note.

~Daniel Schiller is the husband of our founder and CEO, Tara Schiller. Evolution Tile is beneficially owned by Mr. Schiller.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- On formation of the company as a California limited liability company on October 30, 2019, we issued membership interests to our initial members. Upon conversion to a Delaware corporation, such membership interests were converted into 1,000,000 shares of Class A Common Stock.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects company's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 40,000,000 shares of common stock, of which at least 30,000,000 are Class A Common Stock and at least 10,000,000 are Class B Common Stock. As of November 1, 2021, there were 25,000,000 shares of Class A Common Stock outstanding. For this offering, the company is issuing Class B Common Stock at $1.0 per share.

Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware law. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

- change the par value of the common stock; or

- amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation..

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Drag-Along Rights
Investors in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of shares of the company agrees that, in the event the company's Board and the holders of a majority of the outstanding classes of stock entitled to vote on such matter approve a sale of the company, then all investors in our Class B Common Stock will vote in favor of the company sale and if requested perform any action reasonably required to transfer their shares.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected EQ Shareowner Services , an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based internally based on an internal review . We used the following metrics to set the value:

- Our most recent member invested $200K at a valuation of $10M over a year ago when we had a user base of 10,000 people, very little revenue, and no live app with subscription model.
- We have an established fan base of approximately 20,000 people on social media.
- We have strategic partnerships with influencers who have more than 2 million followers on social media.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or directors are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page with is transfer agent, https://yoursoberbuddy.com/investor-updates/

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://invest.yoursobbuddy.com.



SOBERBUDDY LLC
Audited Financial Statements
For the Year Ended December 31, 2020 and From
Inception through December 31, 2019

SOBERBUDDY LLC
Contents
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

Independent Auditors' Report 1

Financial Statements



GELMAN LLP

Certified Public Accountants
And Business Advisors

Members:
American Institute of CPAs
AICPA Division of CPA Firms
Private Companies Practice Section
California Society of CPAs

INDEPENDENT AUDITORS' REPORT

Members
SOBERBUDDY LLC
Newport Beach, California

We have audited the accompanying financial statements of SoberBuddy LLC, which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, member's (deficit), and cash flows for the year ended December 31, 2020 and from Inception through December 31, 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SoberBuddy LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Gelman LLP

November 4, 2021
Irvine, California

1 Park Plaza, Suite 950 • Irvine, California 92614 • www.gelmanllp.com
Telephone 714-667-2600 • Fax 714-667-2636 • Toll Free 800-476-2118

SOBERBUDDY LLC

Balance Sheet

December 31, 2020 and 2019

ASSETS

	2020	2019
Current assets:		
Cash and cash equivalents	$ 7,325	$ -
Inventory	8,258	-
Total current assets	15,583	-
Other assets:		
Capitalized software development costs, net	341,281	-
Total other assets	341,281	-
	$ 356,864	$ -

LIABILITIES AND MEMBERS' (DEFICIT)

	2020	2019
Current liabilities:		
Accounts payable	$ 1,429	$ -
Accrued state income taxes	800	-
Accrued interest on related party notes payable	10,244	-
Related party notes payable	437,000	-
Total current liabilities	449,473	-
Members' (deficit)		
Members' (deficit)	(92,609)	-
Total members' (deficit)	(92,609)	-
	$ 356,864	$ -

See accompanying notes to the financial statements

SOBERBUDDY LLC
Statement of Operations
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

		2020		2019
Revenues:				
Application revenue	$	6,491	$	-
Other		256		-
Total revenues earned		6,747		-
Cost of revenues earned		50,673		-
Gross profit		(43,926)		-
Selling, general and administrative expenses		153,893		-
Income from operations		(197,819)		-
Other income (expense), net		(10,244)		-
Income before provision for income taxes		(208,063)		-
Provision for income taxes		800		-
Net income	$	(208,863)	$	-

SOBERBUDDY LLC
Statement of Members' (Deficit)
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

	Members' (Deficit)
Balance - October 30, 2019	$ -
Net Income	-
Balance - December 31, 2019	-
Member contributions (Note 1)	116,254
Net (loss)	(208,863)
Balance - December 31, 2020	$ (92,609)

SOBERBUDDY LLC
Statement of Cash Flows
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

	2020	2019
Cash Flows From Operating Activities:		
Net (loss)	$ (208,863)	$ -
Adjustments to reconcile net (loss) to net cash provided by operating activities		
Amortization	49,880	-
(Increase) decrease in:		
Inventory	665	-
Increase (decrease) in:		
Accounts payable	1,429	-
Accrued state income taxes	800	-
Related party notes accrued interest	10,244	-
Net cash (used in) operating activities	(145,845)	-
Cash Flows From Investing Activities:		
Additions of capitalized software development costs	(183,830)	-
Net cash (used in) investing activities	(183,830)	-
Cash Flows From Financing Activities:		
Borrowings from related parties	337,000	-
Net cash provided by financing activities	337,000	-
Net increase in cash and cash equivalents	7,325	-
Cash and cash equivalents, beginning of the year	-	-
Cash and cash equivalents, end of year	$ 7,325	$ -

Continued

SOBERBUDDY LLC
Statement of Cash Flows
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

	2020	2019
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

The Company received assets and assumed liabilities during the year ended December 31, 2020 from YouCoached, LLC, as described in Note 1.

	2020
Inventory	$ 8,923
Capitalized software development costs	207,331
Total assets	$ 216,254
Related party notes payable	100,000
Net members' capital	116,254
Total liabilities and members' capital	$ 216,254

SOBERBUDDY LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

Note 1 – Summary of Significant Accounting Policies

Nature of Operations – SoberBuddy LLC is a drug and alcohol recovery support desktop and mobile application that provides motivation, tips and resources to aid in an individual's recovery. This roadmap for recovery is a step by step tool that includes daily mood and sobriety check-ins, as well as bite-size challenges that teach key recovery skills.

SoberBuddy LLC was formed on October 30, 2019 and began operations in 2020. On March 9, 2020, SoberBuddy LLC acquired all assets of YouCoached LLC, a related entity operating since March 3, 2016, through an exchange of membership interests, whereby the members of YouCoached LLC exchanged their interests in YouCoached LLC for interests in SoberBuddy LLC. As a result, SoberBuddy LLC received all assets of YouCoached, LLC, valued at approximately $216K, assumed $100K in outstanding debt and received $116K of net members' capital.

Use of Estimates – Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents – The Company considers all liquid debt instruments and securities purchased with an original maturity of three months or less to be cash equivalents.

Inventory – Inventory consists primarily of merchandise for sale, including clothing and stuffed animal products and are valued at the lower of cost (first-in, first-out method) or net realizable value.

Capitalized Software Development Costs – Software development costs are expensed as incurred until technological feasibility of the product is established. Development costs incurred subsequent to technological feasibility are capitalized and amortized on a straight-line basis over the estimated economic life of the product. Capitalization of computer software costs is discontinued when the computer software product is available to be sold, leased, or otherwise marketed. Amortization begins when the product is available for release to customers. The Company amortizes software costs related to its products using the straight-line method over the estimated economic useful life of three years when placed in service. Capitalized software development costs totaled approximately $391,000 and $0 for the years ended December 31, 2020 and 2019; and, the related accumulated amortization was approximately $50,000 and $0 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020 and from inception to December 31, 2019, the Company recorded amortization expense of approximately $50,000 and $0, respectively.

SOBERBUDDY LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

Note 1 – Summary of Significant Accounting Policies (Continued)

Fair Value Measurements – The Company, when required, measures and discloses certain financial assets and liabilities under the established framework for determining fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The standard describes three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no changes in the valuation technique during the current year.

The carrying values of cash and cash equivalents, accounts payable approximate their fair values due to their short-term nature.

Revenue Recognition – The Company's financial statements are prepared on the accrual basis of accounting, whereby revenues are recognized upon the transfer of promised goods and/or services to customers in amounts that reflect the expected consideration received in exchange for those goods and/or services. Application subscription revenues are recognized upon payment received through Google and Apple via application stores and access is granted to the application to the end user. Inventory revenues are recognized when products are sold and the Company has a present right to payment for the product.

Income Taxes – The Company is taxed under the provisions of the subchapter K of the Internal Revenue Code for federal and state purposes. The members are taxed on their proportionate share of the taxable income. Therefore, no provision or liability of federal income taxes is required in the financial statements. For California franchise tax purposes, a minimum tax of $800 is imposed. In addition, LLCs must pay an annual fee which is based on the Company's total gross receipts. The Company may distribute funds necessary to satisfy the member's personal income tax liabilities.

SOBERBUDDY LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

___

Note 1 – Summary of Significant Accounting Policies (Continued)

Uncertain Income Tax Positions – Accounting principles generally accepted in the United States of America require the Company to evaluate tax positions taken by the Company and recognize a tax liability or asset if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing jurisdictions. Management has performed an analysis of potential uncertain tax positions and has determined that there are no uncertain tax positions that are more likely than not to be changed upon examination. The Company's policy is to recognize interest accrued and penalties related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2019.

Recently Issued Accounting Pronouncements – In February 2016, the FASB issued new accounting guidance which changes accounting requirements for leases (the "Lease Guidance"). The Lease Guidance requires lessees to recognize the assets and liabilities arising from all leases, including those classified as operating leases under previous accounting guidance, on the Company's balance sheet. The Lease Guidance also requires disclosure of significant information about leasing arrangements to increase transparency and comparability among organizations. The Company continues to evaluate the impact of the Lease Guidance on its financial statements. The Lease Guidance will be effective for annual reporting periods beginning after December 15, 2021 and interim reporting periods within annual reporting periods beginning after December 15, 2022. Early application of the Lease Guidance is permitted.

Note 2 – Concentrations

Cash and Cash Equivalents – Cash and cash equivalents are deposited with high credit quality financial institutions. The Company does not maintain cash deposits with financial institutions that exceed amounts covered by the insurance provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts, and management believes it is not exposed to significant risk of loss related to the excess deposits.

Revenues – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company's revenue are derived from the sale of application subscriptions through Google and Apple. Consequently, the Company's operations and its ability to sell subscriptions are affected by the ability to be part of the Google and Apple platforms.

SOBERBUDDY LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

Note 3 – Related Party Notes Payable

The Company entered into multiple related party notes payable during the year ended December 31, 2020. These notes have no defined maturity dates and, as such, are presented as current liabilities.

As of December 31, 2020, the Company has three outstanding notes to a member in the cumulative amount of $150,000 accruing interest at rates up to 4.8% per annum. As of December 31, 2020, the Company recorded interest expense of approximately $1,500 and accrued interest pertaining to these notes of $1500.

As of December 31, 2020, the Company has one outstanding note to a member in the amount of $212,000 accruing interest at 6.0% per annum. As of December 31, 2020, the Company recorded interest expense of approximately $8,200 and accrued interest pertaining to this note of $8,200.

As of December 31, 2020, the Company has one outstanding note to a member in the amount of $75,000 accruing interest at 4.8% per annum. As of December 31, 2020, the Company recorded interest expense of approximately $500 and accrued interest pertaining to this note of $500.

The Company did not enter into any related party notes payable from inception to December 31, 2019 and, therefore, did not record any interest expense in 2019 nor have any accrued interest as of December 31, 2019.

Note 4 – Commitments and Contingencies

Leases – Subsequent to the year ended December 31, 2020, the Company leased an office from an unrelated entity, WeWork Redstone shared offices in Newport Beach, California (consisting of a 1 person office), under a membership agreement that is set to expire March 31, 2022. The agreement requires monthly lease payments of approximately $700 and contains an escalation clause, as well as early termination penalties.

Future minimum lease payments for years succeeding December 31, 2020 are as follows:

Year Ending December 31,	Total
2021	$ 5,600
2022	2,100
	$ 7,700

SOBERBUDDY LLC
Notes to the Financial Statements
For the Year Ended December 31, 2020 and From Inception through December 31, 2019

Note 4 – Commitments and Contingencies (Continued)

Contingencies – In the normal course of business, the Company has entered into contracts and agreements with customers. These contracts and agreements commit the Company to various specific and contingent obligations. The Company is also subject to legal proceedings, claims, and assessments that arise in the ordinary course of business. Management believes that these obligations will not have a material impact on the Company's financial position or its results of operations.

Around and subsequent to December 31, 2020, as COVID-19 spreads globally, local, U.S., and world governments have encouraged self-isolation to curtail the spread of the global pandemic, by mandating temporary work stoppage in various sectors, limiting travel, size and duration of group meetings. Most industries will be experiencing disruptions to their business operations. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. While management cannot quantify the financial and other impact to the Company as of November 4, 2021, management believes that a material impact on the Company's financial position and results of future operations is reasonably possible.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through November 4, 2021, the date which the financial statements were available to be issued. On October 11, 2021, SoberBuddy LLC merged with SoberBuddy Corporation, a Delaware corporation incorporated on September 22, 2021, with SoberBuddy Corporation as the surviving entity. Other than this and the matter noted in Note 4, management's evaluation of subsequent events has determined that there were no other events that require additional disclosures.